Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2016
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$59,468
Fixed charges	45,645
Capitalized interest	(3,728)
Distributions of earnings from unconsolidated affiliates	1,095
Total earnings	$102,480

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$38,389
Amortization of debt issuance costs	1,801
Capitalized interest	3,728
Interest component of rental expense	1,727
Total fixed charges	45,645
Preferred Stock dividends	1,253
Total fixed charges and Preferred Stock dividends	$46,898

Ratio of earnings to fixed charges	2.25
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.19